Investor Benefit Agreement

This Investor Benefit Agreement ("**Agreement**"), is effective as of [_____] (the "**Effective Date**") by and between [_____], a [_____] *(state)* corporation ("Company"), and [_____], an individual resident of the state of [_____], ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. **Investment Agreement**. On or before the Effective Date, Company and Investor entered into a:

   [   ]   Wunderfund   Loan   Agreement
   [   ]   Wunderfund   Revenue   Loan   Agreement
   [   ]   Wunderfund   SAFE   (Simple   Agreement   for   Future   Equity)
   [   ]   Wunderfund   Equity   Investment   Agreement
   [   ]   Other: _____

   dated [_____] (the "**Investment Agreement**") pursuant to which Investor invested in or loaned Company [U.S.$_____] (the "**Investment Amount**") .

2. **Investment Benefits**. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in **Exhibit A** attached.

3. **Term.** This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4. **General Provisions.**
   a. **Governing Law.** This Agreement shall be governed by the laws of the State of [_____], excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of,   and   venue   in,   the   state   and   federal   courts   located   in [_____] [STATE].

   b. **Severability.** If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid   and   enforceable   to   the   maximum   extent   permitted   by   law.

   c. **No Assignment.** This Agreement and Contractor's rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

   d. **Notices.** Each party must deliver all notices, consents, and approvals 1 or permitted under this Agreement in writing to the other party at the address listed in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or

e. by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

f. **Waiver.** All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

g. **Entire Agreement; Amendments.** This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

("COMPANY") _____   **("INVESTOR")**

Signed: _____

Name: _____   Signed: _____

Address: _____   Name: _____

_____   Address: _____

                                                  _____

Exhibit A - Investment Benefits

- $50 – Thank you Letter from the Founder

- $3,000 – One Complimentary & Previous investor Perks

- $10,000- Limited Edition Rose with your name engraved and signed by the Founder [Only 5 available]